Exhibit 21.1
Endeavour International Corporation
SUBSIDIARIES

Name:	Jurisdiction of Organization
1. Endeavour Operating Corporation	Delaware
2. Endeavour Energy UK Limited	England and Wales
3. Endeavour Energy Netherlands B.V.	The Netherlands
4. Endeavour International Holding B.V.	The Netherlands
5. Endeavour Energy New Ventures, Inc.	Delaware
6. END Management Company	Delaware
7. Endeavour Energy Luxembourg S.a.r.l.	Luxembourg